UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13E-3
                               (Rule 13e-100)

                      RULE 13e-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                             ASB Financial Corp.
---------------------------------------------------------------------------
                            (Name of the Issuer)

                             ASB Financial Corp.
---------------------------------------------------------------------------
                    (Name of Person(s) Filing Statement)

                      Common Shares, without par value
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 00205P 10 7
---------------------------------------------------------------------------
                    (CUSIP Number of Class of Securities)

                               Robert M. Smith
                                  President
                             ASB Financial Corp.
                           503 Chillicothe Street
                           Portsmouth, Ohio 45662
                               (740) 354-3177
---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copy to:
                            Terri Reyering Abare
                     Vorys, Sater, Seymour and Pease LLP
                           Suite 2000, Atrium Two
                           221 East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 723-4000

This statement is filed in connection with (check the appropriate box):

[X]   a.    The filing of solicitation materials or an information
            statement subject to Regulation 14A, Regulation 14C or Rule
            13e-3(c) under the Securities Exchange Act of 1934.

[ ]   b.    The filing of a registration statement under the Securities Act of 1933.

[ ]   c.    A tender offer.

[ ]   d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                          Calculation of Filing Fee
                          -------------------------

      Transaction valuation*                  Amount of filing fee**
---------------------------------------------------------------------------
            $1,985,659                               $233.72


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________________________________________

Form or Registration No.: _________________________________________________

Filing Party: _____________________________________________________________

Date Filed: _______________________________________________________________

* Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $1,985,659 of cash to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 86,333 common shares for $23.00 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,985,659 by 0.0001177.

                              TABLE OF CONTENTS

                                                                       Page
Introduction                                                             1
Item 1.   Summary Term Sheet.                                            1
Item 2.   Subject Company Information.                                   1
Item 3.   Identity and Background of Filing Person.                      2
Item 4.   Terms of the Transaction.                                      3
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.      3
Item 6.   Purposes of the Transaction and Plans or Proposals.            4
Item 7.   Purposes, Alternatives, Reasons and Effects.                   5
Item 8.   Fairness of the Transaction.                                   5
Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.        6
Item 10.  Source and Amounts of Funds or Other Consideration.            6
Item 11.  Interest in Securities of the Subject Company.                 7
Item 12.  The Solicitation or Recommendation.                            7
Item 13.  Financial Information.                                         7
Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.       8
Item 15.  Additional Information.                                        8
Item 16.  Exhibits.                                                      8

                                Introduction

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by ASB Financial Corp., an Ohio corporation ("ASB"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 promulgated thereunder. ASB is proposing that its shareholders, at a Special Meeting of the Shareholders of ASB (the "Special Meeting"), approve and adopt amendments to ASB's Articles of Incorporation, as amended, whereby
(a) ASB would effect a 1-for-300 reverse stock split of the Common Shares (as such term is defined below) in which shareholders will receive one whole Common Share for each lot of 300 Common Shares held immediately prior to the reverse split and any Common Shares held by a shareholder of ASB other than in a 300 share lot will be converted into a right to receive cash in the amount of $23.00 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of all resulting fractional shares into the right to receive cash in the amount of $23.00 per pre-split share, ASB would effect a 300-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split. Items (a) and (b) will be considered one proposal (the "Stock Splits").

      This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") concurrently with a preliminary proxy statement, including exhibits, filed by ASB pursuant to Rule 14A under the Exchange Act (the "Proxy Statement"), which will notify the holders of Common Shares of the Special Meeting at which they will be asked to approve the Stock Splits, and to transact any other business properly brought before the Special Meeting. The Proxy Statement is incorporated by reference to ASB's Schedule 14A filed with the SEC on March 3, 2005.

      The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be amended to reflect such amendment or completion of the Proxy Statement.

Item 1.  Summary Term Sheet.

      The information set forth in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

      (a)   Name and Address.

      The name of the subject company is ASB Financial Corp. ("ASB"). ASB is an Ohio corporation with its principal place of business located at 503 Chillicothe Street, Portsmouth, Ohio 45662. ASB's telephone number is (740) 354-3177.

      (b)   Securities.

      The subject class of equity securities is ASB's common shares, without par value (the "Common Shares"). There were 1,715,862 Common Shares outstanding on March 3, 2005.

      (c)   Trading Market and Price.

      The information set forth in the section of the Proxy Statement entitled "Information About ASB - Market Price and Dividend Information" is incorporated herein by reference.

      (d)   Dividends.

      The information set forth in the section of the Proxy Statement entitled "Information About ASB - Market Price and Dividend Information" is incorporated herein by reference.

      (e)   Prior Public Offerings.

      ASB has not made any underwritten public offering of the Common Shares during the past three years.

      (f)   Prior Stock Purchases.

      The information set forth in the section of the Proxy Statement entitled "Information About ASB - Common Share Repurchase Information" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

      (a)   Name and Address.

      ASB is the filing person and the subject company. ASB's address and telephone number are provided in Item 2(a) above. ASB's executive officers and directors are set forth below.

      Executive Officers

      Robert M. Smith        -     President
      Michael L. Gampp       -     Vice President and Chief Financial Officer
      Jack A. Stephenson     -     Vice President
      Mary Kathryn Fish      -     Secretary
      Carlisa R. Baker       -     Treasurer

      Board of Directors

      William J. Burke             Larry F. Meredith
      Gerald R. Jenkins            Louis M. Schoettle
      Christopher H. Lute          Robert M. Smith

      The address of each executive officer and director of ASB is c/o ASB Financial Corp., 503 Chillicothe Street, Portsmouth, Ohio 45662.

      (b)   Business and Background of Entities.

      Not applicable.

      (c)   Business and Background of Natural Persons.

      The information set forth in the section of the Proxy Statement entitled "Information About ASB - Management of ASB" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

      (a)   Material Terms.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of the Stock Splits," "Special Factors - Reasons for the Stock Splits," "Special Factors - Effects of the Stock Splits," "Stock Splits Proposal - Summary and Structure," "Stock Splits Proposal - Material Federal Income Tax Consequences" and "Financial Information" is incorporated herein by reference.

      (c)   Different Terms.

      The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Summary and Structure," "Special Factors - Effects of the Stock Splits" and "Information About ASB - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

      (d)   Appraisal Rights.

      The information set forth in the section of the Proxy Statement entitled "Stock Splits Proposal - Unavailability of Appraisal or Dissenters' Rights" is incorporated herein by reference.

      (e)   Provisions for Unaffiliated Security Holders.

      ASB has not made any provision to grant its unaffiliated security holders access to the corporate files of ASB or to obtain counsel or appraisal services for such unaffiliated security holders at the expense of ASB.

      (f)  Eligibility for Listing or Trading.

      The information set forth in the section of the Proxy Statement entitled "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

      (a)   Transactions.

      None.

      (b)   Significant Corporate Events.

      None.

      (c)   Negotiations or Contacts.

      None.

      (e)   Agreements Involving the Subject Company's Securities.

      None.

Item 6.  Purposes of the Transaction and Plans or Proposals.

      (b)   Use of Securities Acquired.

      The Common Shares acquired in connection with the Stock Splits will be retired.

      (c)   Plans.

            (1)   None.

            (2)   None.

            (3)   None.

            (4)   None.

            (5)   None.

            (6) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of the Stock Splits," "Special Factors - Reasons for the Stock Splits" and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

            (7) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of the Stock Splits," "Special Factors - Reasons for the Stock Splits" and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

            (8) The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of the Stock Splits," "Special Factors - Reasons for the Stock Splits" and "Special Factors - Effects of the Stock Splits" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

      (a)   Purposes.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Purpose of the Stock Splits" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

      (b)   Alternatives.

      The information set forth in the section of the Proxy Statement entitled "Special Factors - Alternatives to the Stock Splits" is incorporated herein by reference.

      (c)   Reasons.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Reasons for the Stock Splits" and "Stock Splits Proposal - Background of the Stock Splits" is incorporated herein by reference.

      (d)   Effects.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Effects of the Stock Splits," "Special Factors - Advantages of the Stock Splits," "Special Factors - Disadvantages of the Stock Splits," "Stock Splits Proposal - Potential Disadvantages of the Stock Splits to Shareholders," "Stock Splits Proposal - Material Federal Income Tax Consequences" and "Financial Information" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

      (a)   Fairness.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits," "Opinion of Keller & Company" and "Stock Splits Proposal - Recommendation of the Board" is incorporated herein by reference.

      (b)   Factors Considered in Determining Fairness.

      The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board," "Special Factors - Fairness of the Stock Splits" and "Opinion of Keller & Company" is incorporated herein by reference.

      (c)   Approval of Security Holders.

      The Stock Splits are not structured so that the approval of at least a majority of ASB's unaffiliated holders of Common Shares is required.

      (d)   Unaffiliated Representative.

      The information set forth in the section of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

      (e)   Approval of Directors.

      The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board" and "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

      (f)   Other Offers.

      None.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

      (a)   Report, Opinion or Appraisal.

      The information set forth in the sections of the Proxy Statement entitled "Special Factors - Fairness of the Stock Splits" and "Opinion of Keller & Company" is incorporated herein by reference.

      (b)   Preparer and Summary of the Report, Opinion or Appraisal.

      The information set forth in the sections of the Proxy Statement entitled "Summary Term Sheet - Stock Splits Proposal" and "Opinion of Keller & Company" is incorporated herein by reference.

      (c)   Availability of Documents.

      The full text of the fairness opinion of Keller & Company, Inc. dated February 28, 2005, attached to the Proxy Statement as Exhibit A, is incorporated herein by reference. Such fairness opinion is also available for inspection and copying at the ASB's principal executive offices located at 503 Chillicothe Street, Portsmouth, Ohio 45662 during ASB's regular business hours by any interested shareholder of ASB or representative of such holder who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.

      (a)   Source of Funds.

      The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

      (b)   Conditions.

      Not applicable.

      (c)   Expenses.

      The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

      (d)   Borrowed Funds.

      Not applicable.

Item 11.  Interest in Securities of the Subject Company.

      (a)   Securities Ownership.

      The information set forth in the section of the Proxy Statement entitled "Information About ASB - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

      (b)   Securities Transactions.

      The information set forth in the section of the Proxy Statement entitled "Information About ASB - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

      (d)   Intent to Tender or Vote in a Going Private Transaction.

      The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board" and "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

      (e)   Recommendations of Others.

      The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal - Recommendation of the Board" and "Special Factors - Fairness of the Stock Splits" is incorporated herein by reference.

Item 13.  Financial Information.

      (a)   Financial Information.

            (1)   The information and financial statements set forth under
                  Part II, Item 7, entitled "Financial Statements" of ASB's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

            (2)   The information and financial statements set forth under
                  Part I, Item 1, entitled "Financial Statements" of ASB's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

            (3)   Not applicable.

            (4) The information set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated herein by reference.

      (b)   Pro Forma Information.

      The information set forth in the section of the Proxy Statement entitled "Financial Information - Pro Forma Financial Information" is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

      (a)   Solicitations or Recommendations.

      The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

      (b)   Employees and Corporate Assets.

      The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information - Solicitation and Costs" is incorporated herein by reference.

Item 15.  Additional Information.

      All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.

Item 16.  Exhibits.

      (a)   (i)   Preliminary Proxy Statement and Form of Proxy for the
                  Special Meeting of Shareholders of ASB Financial Corp.*

            (ii) Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of ASB Financial Corp.*

            (iii) Form of Forward Stock Split Amendment to the Articles of
                  Incorporation, as amended, of ASB Financial Corp.*

      (b)   Not applicable.

      (c)   Fairness Opinion of Keller & Company, Inc.*

      (d)   Not applicable.

      (f)   Not applicable.

      (g)   Not applicable.

* Incorporated by reference to ASB's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 3, 2005.

                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2005


                                       ASB FINANCIAL CORP.

                                       By: /s/ Robert M. Smith
                                       ------------------------------------
                                       Name: Robert M. Smith
                                       Title: President

                                EXHIBIT INDEX

Exhibit
-------

(a)(i) Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of ASB Financial Corp.*

(a)(ii) Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of ASB Financial Corp.*

(a)(iii) Form of Forward Stock Split Amendment to the Articles of Incorporation, as amended, of ASB Financial Corp.*

(c)         Fairness Opinion of Keller & Company, Inc.*

* Incorporated by reference to ASB's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 3, 2005.